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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Alpha and Omega Semiconductor Limited
(Exact name of registrant as specified in its charter)

Bermuda	001-34717	77-0553536
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
(Address of principal executive offices)        (Zip Code)

Yueh-Se Ho (408) 830-9742
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Conflict Minerals Disclosure

Company Overview

Alpha and Omega Semiconductor Limited (herein referred to as the “Company,” “we,” “us,” or “our”) is a designer, developer and global supplier of a broad portfolio of power semiconductors. Our portfolio of products targets high-volume applications, including personal computers, flat panel TVs, LED lighting, smart phones, battery packs, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment. We have created a broad product portfolio consisting of two major categories: power discrete and power ICs. Power discretes are used across a wide voltage and current spectrum, requiring them to operate efficiently and reliably under harsh conditions. Power ICs deliver power as well as control and regulate the power management variables, such as the flow of current and level of voltage. We utilize our fabrication facility in Oregon for wafer production and our manufacturing facilities in China for packaging and testing services.

Analysis of Our Conflict Mineral Disclosure Requirements

On August 22, 2012, the U.S. Securities and Exchange Commission (SEC) adopted Rule 13p-1 ("the Rule") to implement new disclosure requirements under The Dodd-Frank Wall Street Reform Act, as amended, which is applicable to all SEC reporting companies that manufacture or contract to manufacture products where “conflict minerals are necessary to the functionality or production” of their products. We evaluated our product lines in calendar year 2013 for compliance with the Rule. In general, the Rule requires that if any conflict minerals, i.e., tin, tantalum, tungsten, and gold (3TG), are necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company, the Company is required to file a Form SD to provide certain disclosures based on reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “covered countries”) or are from recycled or scrap sources. Please refer to Rule 13p-1 for a complete summary of the requirements.

Based on our analysis under the Rule, we determined that tin, tungsten and gold are utilized in the manufacturing of our power discrete and power IC products. We use gold during our packaging processes as the inter-connection wire between the silicon chip and lead frame and tin during our packaging processes, including die bonding and lead plating. Tungsten is one of the materials used during our wafer manufacturing process to enable electrical connection of transistors on a silicon chip. As a result, we believe that these conflict minerals are necessary to the functionality or production of our products, and we are subject to the reporting obligations under the Rule, which requires us to conduct an RCOI and file a Form SD.

Our RCOI and Supply Chain Due Diligence Processes

Our RCOI and due diligence processes and efforts have been developed in accordance with guidance of the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (“OECD Guidance”) and the related supplements for gold, tin, tantalum and tungsten. We designed our due diligence process, management and analysis to conform in all material respects with the framework of the OECD Guidance. This process includes the establishment of a company conflict minerals policy to strive for conflict free materials; establishment of a conflict mineral task team with cross functional team members; identification of the target suppliers list; communication and engagement with target suppliers for the implementation and execution of the due diligence and validation processes; risk mitigation measures, reporting obligations to management and due diligence maintenance procedures.

Below are the details of our RCOI and due diligence processes:

1.	Establishment of Company Plan for Conflict Minerals Supply Chain Due Diligence

We assembled a conflict mineral task team which consisted of members from various departments of the Company, including Procurement, Purchasing, Quality Assurance, Legal, Planning, SEC Reporting, Internal Audit, Accounting and Environmental Health and Safety to establish a plan for complying with the Rule and carrying out the RCOI and supply chain due diligence.

We also established a conflict minerals policy which has been posted on our website for third party references. Under this policy, we require our suppliers who manufacture raw material containing 3TG to implement their own conflict mineral policies and to undertake reasonable due diligence within their supply chain to ensure that the minerals are not sourced from mines in conflict areas. The link to this policy is available at www.aosmd.com/quality/quality overview/Statement on Conflict Materials.

2.	Identification of Relevant Products and Suppliers and Develop Target Supplier List

The task team conducted initial product assessment to identify products that contain any conflict minerals that are necessary to their production and functionality as defined by the Rule. Initially we identified a target list of 58 suppliers who have supplied us with raw materials for our products, and subsequently determined that out of the 58 suppliers, only 22 of them have supplied the identified conflict minerals (i.e., gold, tin, and tungsten) to us during 2013.

3.	Implementation of RCOI and Due Diligence Processes and Suppliers Responses Validation

To implement our RCOI and due diligence process, we required all 58 suppliers on the target list, including the 22 suppliers who have supplied us with the identified conflict minerals, to complete a conflict mineral questionnaire, which was based on a template developed by Electronic Industry Citizenship Coalition ("EICC") and Global e-Sustainability Initative ("GeSI") Conflict Minerals Reporting Template (“EICC-GeSI Questionnaire”).

The EICC-GeSI Questionnaire requests various information designed to assist us in determining the source of any conflict minerals, including but not limited to the following:

i)	conflict minerals used,

ii)	location and name of smelters and mines,

iii)	whether the conflict minerals used are from recycler or scrap supplier,

iv)	whether the smelter used is conflict free smelter (“CFS”) certified, and

v)	company conflict free policy and measures taken to be conflict free compliance.

All 58 suppliers on the target list responded to the EICC-GeSI Questionnaires and we reviewed such responses for completeness, accuracy and credibility of data provided. Specifically, we reviewed the material content of parts bought from the supplier to validate the absence or presence of conflict minerals claimed, confirm supplier smelter claims on the number of smelters reported corresponding with the size of supplier, and determine overall reasonableness with respect to the conflict minerals and related smelters and mines information provided. In order to manage the scope of the survey, we relied primarily upon our suppliers to provide accurate smelter facility, mine locations or information on whether the source was from recycler or scrap. Certain responses were also validated through direct follow up and contact with suppliers or by reviewing policy statements and related certifications or supply chain confirmations available on suppliers’ websites.

4.	Risk Mitigation Measures

As part of our annual due diligence process, we have updated our procurement and quality assurance processes and policy to require existing suppliers to provide annual conflict free status update through the EICC-GeSI Questionnaire. Any non-CFS certified suppliers were encouraged to register for such certification as soon as possible if they have not already done so. Any suppliers with non-compliance are required to remedy the situation within a reasonable period of time or we will consider the procurement of the related minerals from another conflict free source. We also require new suppliers to complete the EICC-GeSI Questionnaire for our review and confirmation of conflict free status before we enter into a business relationship with the new suppliers. The conflict mineral task team is also required to periodically report to senior management with respect to our due diligence process and conflict free compliance status.

5.	Reporting obligations and maintenance of due diligence process

To comply with the annual form SD reporting obligation, we have established the supply chain due diligence processes to ensure regular update of products and suppliers list and we continue to monitor their "conflict free" status.

Conclusions

Based on our RCOI and the due diligence process described above, we determined that all of the suppliers’ smelters, as well as substantially all of their related mines, are located in countries within Asia, Europe, Australia and America, or have otherwise sourced the minerals from recyclers or scraps. As such, we have no reason to believe that our necessary conflict minerals may have originated in the Democratic Republic of the Congo or its adjoining countries. This Form SD is publicly available at http://www.investor.aosmd.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alpha and Omega Semiconductor Limited

/s/ Yueh-Se Ho	5/30/2014
Yueh-Se Ho, Chief of Operating Officer	(Date)